Cicely L. LaMothe
Jorge L. Bonilla
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Secured Diversified Investment, Ltd.
File No. 000-30653

Dear Ms. LaMothe and Mr. Bonilla,

We are in receipt of your letter dated September 25, 2007, regarding your comments with respect to our Form 10-KSB for the year ended December 31, 2006 and Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007. We will address your comments in order as presented in your letter.

Form 10-KSB / Financial Statements / Note 3 Significant Accounting Policies:

 Comment 1 - Investments, Page F-8:

In response to staff comments the Company only consolidates wholly owned or majority owned subsidiaries. There was neither any subsidiary in the past or in the present that the Company consolidated with less than 51% ownership interest.

The accounting policy disclosed in the 10KSB filed was presented incorrectly and should be read as:

Investments. The equity method of accounting is used for all investments in associated companies in which the company’s interest is 20% or more but less than 51%. Under the equity method, the Company recognizes its share in the net earnings or losses of these associated companies as they occur rather than as dividends are received. Dividends received are accounted for as a reduction of the investment rather than as dividend income. Losses from the equity investments reduce receivables from the associated companies. As of December 31, 2006 the Company does not have any investments to be recorded on equity method.

 Comment 2 - Page F-9:

In response to staff comments following are the explanation.

a)
The Company reports its investment in these properties at historical cost. Those properties were acquired with the intention that when the value of properties will appreciate the Company will sell its share in those properties.

The Company used cost method of accounting based on SOP 78-9 paragraph .08 which states that

“The division believes that the accounting recommendations for use of the equity method of accounting for investments in general partnerships are generally appropriate for accounting by limited partners for their investments in limited partnerships. A limited partner's interest may be so minor that the limited partner may have virtually no influence over partnership operating and financial policies. Such a limited partner is, in substance, in the same position with respect to the investment as an investor that owns a minor common stock interest in a corporation, and, accordingly, accounting for the investment using the cost method may be appropriate.”

Although the Company’s investment is 20% or more but less than 51%, it would have accounted for its investment under the equity method but as disclosed in from 10KSB filed that the Company does not share in the income and expense stream, the cost method treatment is appropriate under the circumstances.

Currently the properties are included under ‘Properties, net of accumulated depreciation’. The Company will re-classed the properties to ‘Investment in Real estate’ in the amended 10KSB.

b) The 25% interest in the property located in Paradise Valley, Arizona was paid for in cash.

c) The Company assesses the subject investments for impairment by determining its ability to recapture its investment by evaluating the real estate market conditions to determine value and monitoring the debt, and income and expenses associated with the property.

Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007:

 Comment 3 - Financial Statements:

In response to staff comment we will amend our 10QSB forms for March 31, 2007 and June 30, 2007 to retroactively restate stockholders’ equity section and net loss per share based on our reverse split and other changes in capital structure in 2006.

 Comment 4 - Management Discussion and Analysis, Campus Drive Office Building:

In response to staff comments the Company assesses impairment of this property on annual basis. Considering the circumstances disclosed in the 10KSB filed the Company has assessed the value of the property which resulted in the fair market value more than the book value and no impairment is required as of December 31, 2006.

In submitting our response we acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your comments and assistance.

Respectfully,
SECURED DIVERSIFIED INVESTMENT, Ltd.

By: /s/ Munjit Johal
Its: Chief Financial Officer